[SRZ LETTERHEAD]










                                 April 8, 2010



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505
Attention:  Jim O'Connor

                           Re:  Robeco-Sage Triton Fund, L.L.C.
                                Registration Statement on Form N-2
                                (File Nos. 333- and 811-21472)


Ladies and Gentlemen:

     On behalf of Robeco-Sage Triton Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the "1933 Act"), is the Fund's Registration Statement on Form N-2 (the "Registration Statement"). This Registration Statement is being filed to register additional securities.

     The Registration Statement does not include certain exhibits that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future. The applicable filing fee covering the units of limited liability company interests of the Fund being registered under the 1933 Act has been separately transmitted to the Commission.

     In addition, we respectfully request a limited review of the Fund's prospectus and statement of additional information contained in the Registration Statement. A limited review is warranted because the Registration Statement is substantially similar to Post-Effective Amendment No. 6 to the Fund's Registration Statement (File No. 333-141079), which was declared effective by the Commission on July 31, 2009. Additionally, apart from certain minor differences in the fee structure, the Registration Statement is substantially identical to the Registration Statement of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (File Nos. 333-164095 and 811-22377) that was recently declared effective by the Commission on March 11, 2010.


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Securities and Exchange Commission
April 8, 2010
Page 2





     Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

                                 Very truly yours,


                                 /s/ George M. Silfen
                                 --------------------
                                 George M. Silfen